RADICA GAMES LIMITED
                          ACQUIRES LEDA MEDIA PRODUCTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JUNE 28TH, 1999                             PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today that it has acquired Leda Media Products ("LMP"). LMP is the largest third-party supplier of video game controllers in the U.K. according to Chart Track for 1998 and is a leading supplier in both France and Germany. They are headquartered in the U.K. with a small Hong Kong office which deals with third party manufacturers in China.

Pat Feely, Radica's CEO said, "The LMP acquisition allows Radica to broaden its business into a closely aligned category where significant synergy exists. It also expands our European presence substantially. This is a major step to diversify and strengthen our business."

The shares of LMP were purchased for $14 million in a transaction involving cash and notes. In fiscal 1998 (year ended August 31st), LMP reported sales in excess of $20 million and net profits of $1.1 million and has been profitable in each of its last three audited fiscal years. Radica expects the transaction to be accretive to 1999 earnings.

Radica also announced that it plans to introduce the LMP product line into the USA market in January 2000. Previously LMP's products had only been sold in Europe. LMP holds a Sony PlayStation(R) product license for the USA market.

"LMP has a full line of game console and PC controllers, including some truly innovative new products. LMP's Evolution branded controller line, which was shown privately at the recent E3 show in Los Angeles, provides an exciting new way to control games. We are pleased with the preliminary trade response around the world," said Feely.

Radica also announced that it intends to combine its current operations in Europe with that of LMP to strengthen its European efforts in handheld games. The companies also plan to combine Hong Kong operations.

"Radica's extensive resources in design, engineering and manufacturing should have a significant effect on LMP's product quality and profit margin potential. We are also excited by the opportunity to bring innovation to the game controller category as we have to the handheld game category," said Feely.




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Radica also announced that it expected earnings per share for the second quarter to be in the region of 10 cents after taking into account a two-cent charge for amortization of goodwill from the transaction.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
         1. Description of Business -- Risk Factors" in such report on
         Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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